CANOPY GROWTH
CORPORATION

1 Hershey Dr.
Smiths Falls, ON
K7A 0A8

(855) 558 9333 x 122
invest@canopygrowth.com
www.canopygrowth.com

Tweed

Spectrum
Cannabis

Exhibit 99.1

CANOPY GROWTH STRENGTHENS COMMITMENT TO CANNABIS-BASED MEDICINES THROUGH COMPLETION OF CANOPY HEALTH INNOVATIONS ACQUISITION

August 7, 2018

TORONTO & SMITHS FALLS, ON – Canopy Growth Corporation (TSX:WEED, NYSE: CGC) (“Canopy Growth” or the “Company”) is pleased to announce that it has completed the previously announced acquisition of Canopy Health Innovations Inc. (“CHI”), including the subsidiary operations of Canopy Animal Health Inc. (“CAH”). The Company believes its strategy of integrating and aligning CHI’s clinical platform with the international work of Spectrum Cannabis, will accelerate its comprehensive research programs, build evidence around Canopy products and formulations and ultimately improve patient access to medical cannabis globally.

“Canopy Growth continues to expand its medical cannabis leadership around the globe with an ecosystem that includes world class production and infrastructure, patient and healthcare practitioner education, and robust clinical research,” said Mark Zekulin, President & Co-CEO, Canopy Growth. “With the acquisition complete, we’re excited to further accelerate Canopy Health’s vision to create evidence-based cannabis formulations and delivery mechanisms that will serve patients worldwide.”

CHI has built a diversified business focused on unlocking the therapeutic and commercial potential of cannabis for both humans and animals. Incorporating CHI into this ecosystem as a wholly-owned subsidiary will increase efficiencies and unlock the full potential of CHI's significant IP portfolio including 39 patent applications filed with the United States Patent Trade Office.

In addition to its IP portfolio and world leading Animal Health work, CHI continues to establish strong partnerships with leading researchers around the world, including a recent partnership with the world-renowned Oxford based Beckley Foundation, resulting in the formation of Beckley Canopy Therapeutics (BCT) BCT combines UK-based drug research pioneer Lady Amanda Feilding’s 20+ year track record of ground-breaking research, drug policy work and distinguished network of international scientific collaborators with Canopy’s leadership in commercial cannabis, creating a strong and complementary UK based European research platform.

Beckley Canopy Therapeutics, owned 50 percent by CHI, supports Canopy Growth’s broader efforts to develop and market commercializable cannabis medicines in federally regulated jurisdictions around the world, including possibly the United Kingdom which recently announced it was considering a medical cannabis access program.

As a result of the Transaction, CHI and CAH together form a wholly-owned subsidiary of Canopy Growth. Shareholders of the amalgamated company (other than Canopy Growth) received 0.3790 common shares of Canopy Growth for each common share of the amalgamated company held (the "Exchange Ratio"). In addition, the Company has issued options to purchase common shares of Canopy Growth in exchange for options previously issued by CHI and CAH, based on the Exchange Ratio.

Here’s to Future (Clinical Research and) Growth.

Contact:

Caitlin O’Hara

Media Relations

Caitlin.ohara@canopygrowth.com

613-291-3239

Investor Relations

Tyler Burns

Tyler.burns@canopygrowth.com

855-558-9333 ex 122

Director:

Bruce Linton
tmx@canopygrowth.com

About Canopy Growth Corporation
Canopy Growth is a world-leading diversified cannabis and hemp company, offering distinct brands and curated cannabis varieties in dried, oil and Softgel capsule forms. From product and process innovation to market execution, Canopy Growth is driven by a passion for leadership and a commitment to building a world-class cannabis company one product, site and country at a time.

Canopy Growth has established partnerships with leading sector names including cannabis icon Snoop Dogg, breeding legends DNA Genetics and Green House seeds, and Fortune 500 alcohol leader Constellation Brands, to name but a few. Canopy Growth operates ten cannabis production sites with over 2.4 million square feet of production capacity, including over 500,000 square feet of GMP-certified production space. Canopy Growth has operations in 10 countries across five continents. The Company is proudly dedicated to educating healthcare practitioners, conducting robust clinical research, and furthering the public’s understanding of cannabis, and through its fully owned subsidiary, Canopy Health Innovations, has devoted millions of dollars toward cutting edge, commercializable research and IP development. Through partly owned subsidiary Canopy Rivers Corporation, Canopy Growth is providing resources and investment to new market entrants and building a portfolio of stable investments in the sector. From our historic public listing to our continued international expansion, pride in advancing shareholder value through leadership is engrained in all we do at Canopy Growth. For more information visit www.canopygrowth.com

About Canopy Health Innovations

Canopy Health Innovations (Canopy Health) operates as an affiliated research arm of Canopy Growth Corporation and its subsidiaries. Canopy Health is owned fully by Canopy Growth and its business model is to engage simultaneously in numerous research areas, with a strict focus on the creation and enhancement of intellectual property, which is then retained exclusively on a first-priority basis. Canopy Health is focused on providing more in depth and advanced understanding of the cannabis plant and the potential medical uses for both humans and animals. This combined with a more favourable regulatory system, and a global paradigm shift towards the normalization of cannabis, positions Canopy Health as an ideal company to conduct research, and develop safe, effective, natural medicines derived from cannabis.

Notice Regarding Forward Looking Statements
This news release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Often, but not always, forward-looking statements and information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "estimates", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements or information contained in this news release. Canopy Growth’s ability to realize the anticipated benefits from the acquisition of CHI and CAH is subject to a number of factors, many of which are outside the control of Canopy Growth, and some of the anticipated benefits may not come to fruition. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information, and such risks contained in the Company's annual information form dated June 27, 2018 and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR at www.sedar.com. Although the Company believes that the assumptions and factors used in preparing the forward-looking information or forward-looking statements in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information and forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking information or forward-looking information to reflect new information, subsequent events or otherwise unless required by applicable securities laws.